EXHIBIT 2

LETTER TO BOARD OF DIRECTORS OF CHICOPEE BANCORP, INC.

i Dear Board of Directors of Chicopee Bancorp,

I am writing to request that the Board of Directors formally retain an investment bank to explore strategic alternatives for the institution. Shareholders have patiently waited for over six years for the management team to create shareholder value to no avail. To be sure, the stock price has declined from the initial trading day by approximately 5%. Notwithstanding the erosion of shareholder value, management has consistently rewarded themselves with compensation increases, which now stand at egregious levels relative to peers.

We have been shareholders for almost five years, and during that period we conducted extensive due diligence leading us to believe that it is not plausible for the bank to earn its cost of capital over the next three to five years if ever (we estimate CBNK’s cost of capital to be between 9% and 11%). Furthermore, Chicopee has some of the poorest operational metrics when compared to other public banks in the Springfield market, and we believe it is highly unlikely that these metrics will improve to the point of being accretive to shareholder value. The exhibits below outline Chicopee’s efficiency ratio, return on average equity and return on average assets. These metrics fall well below those of overcapitalized peers.

Source: SNL Financial

Source: SNL Financial

Source: SNL Financial

Beyond the operational deficiencies, the greater Springfield market is mature and does not have demographic trends that suggest substantive future growth is achievable. By management’s own admission, the market is growing in the low single digits. Furthermore, the employment level for the Springfield area is currently at decade lows. This anemic growth rate is further complicated by the level of competition from other banks in the area.

Source: U.S. Bureau of Labor Statistics

We believe that the Springfield banking market is in great need of consolidation and therein lies the opportunity for Chicopee’s shareholders. Many of the bank’s competitors trade at considerably higher multiples of tangible book value relative to Chicopee. These competitors can utilize their currency to structure an accretive acquisition while paying a substantive premium to Chicopee’s current share price. According to our research, we conservatively estimate that a strategic buyer would pay somewhere in the range of 1.25x-1.4x tangible book value, resulting in a premium of 48%-65% to the current share price. In light of the losses that shareholders have experienced over the past six and a half years, we feel that most would consider this a terrific outcome. We have attached a list of comparable M&A transactions below.

Buyer Name	St.	Target Name	St.	Ann’d Date	Deal Value	Price to TBV	Prem./ Core Dep.
2011-2012 Total Deal Value Above $25 Mil

F.N.B. Corporation	PA	Annapolis Bancorp, Inc.	MD	10/22/2012	50	160	NA
Penns Woods Bancorp, Inc.	PA	Luzerne National Bank Corporation	PA	10/18/2012	46	165	7.5
NBT Bancorp Inc.	NY	Alliance Financial Corporation	NY	10/07/2012	231	212	12.4
M&T Bank Corporation	NY	Hudson City Bancorp, Inc.	NJ	08/27/2012	3,813	84	NA
WesBanco, Inc.	WV	Fidelity Bancorp, Inc.	PA	07/19/2012	73	167	5.5
Old Line Bancshares, Inc.	MD	WSB Holdings, Inc.	MD	07/11/2012	49	89	-2.8
Investors Bancorp, Inc. (MHC)	NJ	Marathon Banking Corporation	NY	06/14/2012	135	151	7.4
Berkshire Hills Bancorp, Inc.	MA	Beacon Federal Bancorp, Inc.	NY	05/31/2012	130	111	3.4
Independent Bank Corp.	MA	Central Bancorp, Inc.	MA	04/30/2012	65	165	8.4
Commerce Bancshares Corp.	MA	Mercantile Capital Corp	MA	03/21/2012	30	194	6.1
United Financial Bancorp, Inc.	MA	New England Bancshares, Inc.	CT	03/19/2012	86	155	6.5
Tompkins Financial Corporation	NY	VIST Financial Corp.	PA	01/25/2012	109	116	1.4
Provident New York Bancorp	NY	Gotham Bank of New York	NY	01/17/2012	41	128	4.1
ESSA Bancorp, Inc.	PA	First Star Bancorp, Inc.	PA	12/21/2011	25	84	-1.0
Beneficial Mutual Bancorp, Inc. (MHC)	PA	SE Financial Corp.	PA	12/05/2011	32	111	NA
NBT Bancorp Inc.	NY	Hampshire First Bank	NH	11/16/2011	45	144	7.6
Berkshire Hills Bancorp, Inc.	MA	Connecticut Bank and Trust Company	CT	10/25/2011	36	143	5.8
Sandy Spring Bancorp, Inc.	MD	CommerceFirst Bancorp, Inc.	MD	10/06/2011	25	107	1.1
S&T Bancorp, Inc.	PA	Mainline Bancorp, Inc.	PA	09/14/2011	26	126	2.5
Susquehanna Bancshares, Inc.	PA	Tower Bancorp, Inc.	PA	06/20/2011	342	149	6.0
Capital One Financial Corporation	VA	ING Bank, FSB	DE	06/16/2011	9,000	102	0.2
F.N.B. Corporation	PA	Parkvale Financial Corporation	PA	06/15/2011	163	198	5.2
BankUnited, Inc.	FL	Herald National Bank	NY	06/02/2011	70	132	4.7
Valley National Bancorp	NJ	State Bancorp, Inc.	NY	04/28/2011	267	188	NA
Brookline Bancorp, Inc.	MA	Bancorp Rhode Island, Inc.	RI	04/19/2011	234	193	11.8
Susquehanna Bancshares, Inc.	PA	Abington Bancorp, Inc.	PA	01/26/2011	274	124	9.1
People’s United Financial, Inc.	CT	Danvers Bancorp, Inc.	MA	01/20/2011	489	184	13.4

2011-2012 Total Deal Value Above $25 Mil.					15,885
2011-2012 Median Deal Value Above $25 Mil.					73	144	5.8

Source: SNL Financial

Despite abysmal share price and operational performance, the Board has increased CEO Bill Wagner’s compensation by 72% since the IPO. We would be interested to know how the compensation committee evaluates performance and if shareholder return factors into the equation. According to the latest proxy, Mr. Wagner will get approximately $5,312,000 in a change of control (with termination), which is equivalent to 7% of the market capitalization of the bank. This sum is staggering when you consider that Mr. Wagner currently owns shares valued at approximately $1,100,000. Again, this is largely the product of policies that look out for senior management but are indifferent to shareholder interests. It seems clear that executive compensation is in no way tied to the bank’s performance and that management may be incentivized to maintain the status quo as opposed to taking action towards maximizing shareholder value.

Source: SNL Financial

Initial Trading Date	7/20/2006	12/3/2012	% Change
CBNK	$14.46	$13.82	-4.4%

Compensation	2006	2011	% Change
William J. Wagner	537,070	923,485	71.9%

Source: SNL Financial

We strongly believe that shareholders will be best served by finding a buyer for Chicopee. Continuing to stay independent merely to enrich senior management is not consistent with your fiduciary duties as Board members of a public company. Time is of the essence, and as potential acquirers begin consummating transactions with other candidates, Chicopee’s strategic value may decrease, further jeopardizing shareholder value. We hope that the Board will heed our advice and that we will not need to run for board seats. However, we are preparing a slate for the 2013 annual meeting to ensure that shareholder interests are protected in the event that the Board fails to act.

Sincerely,

Johnny Guerry

[i]

Please note that many of our projections and estimates included in this letter are subject to uncertainties and other changes to market conditions. In addition, we do not have access to material non-public information regarding Chicopee’s business or future plans. Our views and analyses are solely based on publicly available information. Any discussions herein regarding our investment strategy with respect to our holdings in Chicopee represents our current intentions only. Depending upon conditions and trends in the securities markets and the economy in general, we may pursue a different strategy that we determine to be in the best interests of our clients.

This letter contains estimates and “forward looking statements” based on publicly available information. Any statements about our estimates, expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “projects,” “expects,” “we believe,” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. The actual results could differ materially from those anticipated in such estimates or forward-looking statements as a result of many different factors. Our projections contained in this letter are only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements.

For the purpose of our analysis the peer group (listed by ticker symbol) used for comparison includes: BRKL, ORIT, HBNK, UBNK, NWBI, BHLB, PBCT, ESSA and WFD.

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.

During the past sixty days, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

Trade Date	Settle Date	Amount	Unit Price
9/21/2012	9/26/2012	500	(14.51)
10/11/2012	10/16/2012	1,000	(15.03)
11/9/2012	11/14/2012	1,000	(14.28)
11/27/2012	11/30/2012	200	(14.13)